SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Results of 2024 Annual Shareholder Meeting

On July 9, 2024, MediWound Ltd. (“we,” “us” or the “Company”) held its 2024 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on a few proposals, each of which is listed below and was described in more detail in our notice and proxy statement for the Meeting, which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on May 29, 2024. Each of those descriptions is incorporated by reference herein.

Based on the presence in person or by proxy at the Meeting of 4,338,542 (or 46.7%) of our outstanding ordinary shares, par value New Israeli Shekels (NIS) 0.07 per share (“ordinary shares”) as of the May 29, 2024 record date for the Meeting, constituting the requisite quorum, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the below majorities of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”) (each majority, as reflected in the percentages presented below, was determined after excluding abstentions, in accordance with the Companies Law):

(1)
Re-election of each of Mr. Nachum (Homi) Shamir, Dr. Vickie R. Driver,  Mr. David Fox, Mr. Shmuel (Milky) Rubinstein, and Mr. Stephen T. Wills to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company and until their respective successors are duly appointed and qualified, or until their earlier resignation or removal:

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Nachum (Homi) Shamir	4,245,388 (97.9%)	90,745 (2.1%)	2,409
Dr. Vickie R. Driver	4,311,677 (99.4%)	24,946 (0.6%)	1,919
David Fox	4,196,566 (96.8%)	140,057 (3.2%)	1,919
Shmuel (Milky) Rubinstein	4,295,116 (99.1%)	40,992 (0.9%)	2,437
Stephen T. Wills	4,108,552 (94.7%)	228,046 (5.3%)	1,944

(2)
Reappointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and for the additional period until the next annual general meeting of shareholders of the Company, and authorization of the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services:

Votes in Favor	Votes Against	Abstentions
4,308,217 (99.3%)	28,576 (0.7%)	1,749

(3)
Approval of an updated package of annual equity grants to current and future Board members, valued at $100,000 for the Chairman of the Board and $60,000 for every other Board member, comprised in each case of 80% options to purchase ordinary shares and 20% restricted share units, or RSUs:

Votes in Favor	Votes Against	Abstentions
4,059,524 (94.0%)	260,724 (6.0%)	18,294

(4)	Approval of updated cash fees for current and future Board members:

Votes in Favor	Votes Against	Abstentions
4,234,681 (98.0%)	85,604 (2.0%)	18,257

(5)	Approval of an increase to the annual base salary (cash) compensation of the Company’s Chief Executive Officer, Mr. Ofer Gonen:

Votes in Favor	Votes Against	Abstentions
4,228,695 (97.8%)	95,481 (2.2%)	14,366

The vote tally on Proposal 5 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 5, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
4,212,758 (97.8%)	95,481 (2.2%)

(6)
Approval of annual equity grants valued at $750,000, comprised in each case of 80% options to purchase ordinary shares and 20% RSUs, which in respect of 2024 will consist of options to purchase 94,273 ordinary shares and 11,784 RSUs, for the Company’s Chief Executive Officer, Mr. Ofer Gonen:

Votes in Favor	Votes Against	Abstentions
4,004,323 (92.6%)	319,360 (7.4%)	14,859

The vote tally on Proposal 6 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 6, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
3,988,386 (92.6%)	319,360 (7.4%)

(7)	Approval of the payment of an annual cash bonus to the Company’s Chief Executive Officer, Mr. Ofer Gonen, in respect of his performance in 2023:

Votes in Favor	Votes Against	Abstentions
4,220,247 (97.6%)	102,673 (2.4%)	15,622

The vote tally on Proposal 7 also achieved the requisite special majority under the Companies Law, as a majority of shareholders (excluding abstentions) who (i) were not controlling shareholders and (ii) lacked a “personal interest” (as defined under the Companies Law) voted in favor of Proposal 7, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against
4,204,310 (97.6%)	102,673 (2.4%)

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2024	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer